UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATIONS AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24890

Edison Mission Energy
(Exact name of registrant as specified in its charter)

18101 Von Karman Avenue
Irvine, California 92612
949-752-5588
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 7/8% Cumulative Monthly Income Preferred Securities, Series A*
8 1/2% Cumulative Monthly Income Preferred Securities, Series B*
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
10% Senior Notes due August 15, 2008
7.73% Senior Notes due June 15, 2009
9.875% Senior Notes due April 15, 2011
Guarantees of Lease Payments of Midwest Generation, LLC
(Title of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

*
Issued by Mission Capital, L.P., a limited partnership in which Edison Mission Energy is the sole general partner. The payments of distributions on the preferred securities and certain payments on liquidation or redemption were guaranteed by Edison Mission Energy.

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Edison Mission Energy has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ KEVIN M. SMITH Kevin M. Smith Senior Vice President and Chief Financial Officer
Date:	February 2, 2005